UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

___________

FORM 11-K

(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission file number 1-4881

____________

Avon Personal Savings Account Plan
777 Third Avenue, New York, N.Y. 10017-1307

(Full title and address of the plan)

AVON PRODUCTS, INC.
777 THIRD AVENUE, NEW YORK, N.Y. 10017-1307

(Name of issuer of the securities held pursuant to the plan
and address of its principal executive office.)

REQUIRED INFORMATION

(a)    Financial Statements and Schedule

In accordance with the instructions to this Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (ERISA) are filed herewith in lieu of the requirements of Items 1 to 3. Certain schedules required by Section 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

(b)    Exhibits

23    Consent of CohnReznick LLP, Independent Registered Public Accounting Firm

Avon Personal Savings Account Plan

Financial Statements
and Supplemental Schedule

Years Ended December 31, 2014 and 2013

Avon Personal Savings Account Plan
Index
December 31, 2014 and 2013

Page(s)

Report of Independent Registered Public Accounting Firm	1

Financial Statements
Statements of Net Assets Available for Benefits	2

Statement of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4-14

Supplemental Schedule*
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	15

*Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable

Report of Independent Registered Public Accounting Firm
To the Plan Administrator of the Avon Personal Savings Account Plan and
Plan Participants of the Avon Personal Savings Account Plan

We have audited the accompanying statements of net assets available for benefits of Avon Personal Savings Account Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in its net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying Schedule H, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2014 have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion of the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ CohnReznick LLP

Roseland, New Jersey
June 29, 2015

Avon Personal Savings Account Plan
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013

(in thousands)	2014	2013

Assets
Investments (Notes 3, 4 and 5):
Avon Common Stock	$24,752	$58,313
Money Market Fund	77	334
Northern Trust S&P 500 Index (common/collective trust)	34,827	79,612
JP Morgan Fleming Stable Value Fund (common/collective trust)	23,621	84,033
LifePath Index Funds (common/collective trusts)	285,681	—
Mutual funds	79,807	287,505
Total investments at fair value	448,765	509,797

Notes receivable from participants	5,161	6,149
Net assets available for benefits at fair value	453,926	515,946

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	(1)	(214)

Net assets available for benefits	$453,925	$515,732

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Statement of Changes in Net Assets Available for Benefits
Year Ended December 31, 2014

(in thousands)

Additions:

Investment income:
Net depreciation in fair value of investments (Note 4)	$(5,580)
Dividends	13,614
Interest	700
Other income	383
Total investment income	9,117

Interest income from notes receivable from participants	232

Contributions:
Participant	19,295
Rollovers	580
Employer	9,457
Total contributions	29,332
Total	38,681

Deductions:

Benefits paid to participants	99,642
Administrative expenses	846
Total	100,488
Net decrease in net assets available for benefits	(61,807)
Net assets available for benefits
Beginning of year	515,732

End of year	$453,925

The accompanying notes are an integral part of these financial statements.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

1.	Summary of Plan
The following description of the Avon Personal Savings Account Plan (the “Plan”) provides only general information. Participants in the Plan should refer to the Plan document for more complete information. The committee designated under the Plan is the administrator of the Plan (the “Plan Administrator). Avon Products, Inc. (“Avon” or the “Company”) is the Plan sponsor.
General
The Plan is a defined contribution plan covering all full-time employees of the Company generally from their date of hire and all part-time employees once they have completed one year of eligible service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The Plan was fully amended and restated on November 10, 2014, effective as of January 1, 2015, to, among other things, provide for an additional employer contributions for certain eligible employees referred to as Retirement Savings Contributions, to provide for a reallocation of certain funds in participants’ accounts, and to prohibit new contributions to the Avon Company Stock Fund on or after January 1, 2015 (other than dividend reinvestments and with respect to acquisition loans).

Prior to the January 1, 2015 amendment and restatement, the Plan was fully amended and restated in December 2009, effective as of January 1, 2010, and through December 31, 2012 had five amendments.

On July 3, 2013, the Company sold its Silpada business, and therefore, Silpada employees no longer participate in the Plan.
Contributions
Participants may contribute into the Plan from one percent to 25 percent of qualified compensation as defined by the Plan. A participant can contribute on a before-tax basis, an after-tax basis, or a combination thereof. Participants who will be age 50 during the plan year may contribute from one percent to 50 percent of qualified compensation as defined by the Plan.
Avon currently makes contributions at a rate of $1.00 for every $1.00 of participant contributions up to the first three percent of eligible compensation, and $.50 for each $1.00 contributed from four percent to six percent of eligible compensation. These contributions are invested in the same manner as the participant’s elections for pre-tax and after-tax contributions.
In accordance with the provisions of Section 415 of the Internal Revenue Code (the "Code"), the annual additions (generally employer and participant contributions) to a participant’s account may not exceed the lesser of: (a) $52,000 in 2014 and $51,000 in 2013, or (b) 100 percent of a participant’s compensation. In addition, the amount a participant can contribute on a before-tax basis was limited to $17,500 in both 2014 and 2013.
Eligible participants age 50 or over are allowed to make additional catch-up contributions, so long as they have met the annual contribution limit. In both 2014 and 2013, an additional $5,500 could be contributed on a before-tax basis once the annual limit was reached for a total before-tax contribution of $23,000 in both 2014 and 2013.
Rollover contributions are assets transferred to the Plan by participants who receive distributions from other qualified plans (i.e., tax-qualified rollovers, pension, profit-sharing or savings plans). These contributions are accepted subject to the consent of the Plan Administrator. Any such rollovers will become part of the participant’s account but will not be entitled to any employer matching contribution.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

Vesting
Participants are immediately 100% vested in participant and Company matching contributions.
Participant Accounts
Each participant’s account is credited with the participant’s contribution and receives an allocation of: (a) the Company’s contribution; (b) Plan earnings; and (c) administrative expenses. Allocations of administrative expenses are based on participant account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.
Investments
Each participant may direct the investment of all of their contributions into various investment options offered by the Plan. At December 31, 2014 and 2013, there were no net assets available for benefits relating to nonparticipant-directed investments.
Payment of Benefits
Upon termination of employment, participants receive their account balances as soon as practicable. Terminated participants who have an account balance in excess of $1,000 may elect to leave account balances in the Plan and withdraw it at any time up to age 70-1/2. A ten percent tax is imposed by the Code, in addition to the regular income tax, on a participant for certain withdrawals, other than rollovers made before the Plan participant reaches 59-1/2 years of age.
Notes Receivable from Participants
The Plan provides that participants may apply for a loan collateralized by their account. To be eligible, a participant must be a current employee and must not have another loan outstanding from their account. The maximum amount of any loan to an individual is the lesser of: (a) $50,000 reduced by the highest outstanding loan balance in the last 12 months or (b) one-half of the current value of the vested balance of the participant’s account in the Plan. The minimum loan amount is $1,000. Interest is charged at one percent above the prime rate. Once determined, the interest rate is fixed for the duration of the loan.
Repayment periods generally range from one to five years, with a ten-year maximum repayment period for loans used in connection with the purchase of a principal residence. Loan repayments are made through payroll deductions with principal and interest being credited to the participant’s account. Repayment of the entire balance is permitted at any time.

2.	New Accounting Standards

In May 2015, the Financial Accounting Standards Board (the “FASB”) issued Accounting Standards Update 2015-07 ("ASU 2015-07"), Disclosures for Investments in Certain Entities That Calculate Net Asset Value per share (or Its Equivalent). ASU 2015-07 amended Accounting Standards Codification (“ASC”) 820, Fair Value Measurements and Disclosures, to remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient.
The amendments are effective for fiscal years beginning after December 15, 2015, with early adoption permitted, and are to be applied retrospectively for all periods presented. This standard is not expected to have a significant impact on the Plan’s financial statements, other than presentation and disclosures.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

3.	Summary of Significant Accounting Policies

Basis of Presentation
The financial statements are prepared using the accrual basis of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transaction under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully-benefit responsive investment contracts.
Use of Estimates
The preparation of the Plan’s financial statements in accordance with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets, liabilities, changes therein and disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ materially from those estimates and assumptions.
Risks and Uncertainties
The Plan offers a number of investment options including the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc., and a variety of pooled investment funds, some of which are registered investment companies. However, no new contributions can be made to the Avon Common Stock Fund on or after January 1, 2015 (other than dividend reinvestments and with respect to acquisition loans). The Plan’s investment options provide exposure to, among other asset classes or strategies, U.S. equities, international equities, futures, fixed income securities, stable value investments and derivative contracts. Investments, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risk. Due to the level of risk associated with certain investments, it is reasonable to expect that changes in the values of investment securities will occur and that such changes could materially affect participant account balances.
The Plan's exposure to a concentration of credit risk is limited by the diversification of investments across all participant-directed fund elections. Additionally, the investments within each participant-directed fund election are further diversified into varied financial instruments, with the exception of the Avon Common Stock Fund, which invests in the common stock of Avon Products, Inc.
Valuation of Investments
The Plan’s investments are stated at fair value. Fair value is the estimated price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurement. Investments in mutual funds are valued at quoted market prices. The Avon Common Stock Fund is unitized and is valued at the net asset value as determined by the custodian on the last day of the Plan year. The majority of the Avon Common Stock Fund consists of common stock which is valued based on quoted market prices. The remainder of the Avon Common Stock Fund consists of a money market fund which is valued at amortized cost, which approximates fair value. Common/collective trusts are valued at the net asset value (“NAV”). The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

liabilities. The net depreciation or appreciation in the fair value of investments consists of the net realized gains and losses on the disposal of investments and the unrealized appreciation/depreciation of the market value for the investments remaining in the Plan in 2014.
Purchases and sales of securities are recorded on the trade date and gains or losses on disposition are based on average cost. Dividend income is recorded on the ex-dividend date. Interest is recorded when earned.
Investment Contracts
The Plan entered into benefit-responsive investment contracts, such as synthetic guarantee investment contracts (“wrapper”), through the JP Morgan Fleming Stable Value Fund (the “Fund”) with various third parties. A synthetic guarantee investment contract provides for a fixed return on principal over a specified period of time (e.g. monthly crediting rate), through fully benefit-responsive wrapper contracts issued by third parties, which are backed by underlying assets owned by the Plan, principally the JPMorgan Intermediate Bond Fund. The wrapper value provided by third parties represents the amount by which the value of the investment contracts is greater than the value of the underlying assets.
The contract value, as reported to the Plan by various third parties, represents contributions made to the investment, plus earnings, less participant withdrawals and administrative expenses. The contracts permit up to 20% of the Fund to be redeemed in a given year for Plan sponsor initiated events. The wrapper issuers are contractually obligated to repay principal and a specified interest rate that is guaranteed by the Plan. There are no events known to the Plan Administrator which are probable of occurring which will limit the ability of the Fund to transact at contract value with the issuers and also limit the ability of the Fund to transact at contract value with the participants of the Fund.
The wrapper contracts can be terminated at a value other than contract value only under a limited number of very specific circumstances, including termination of the Plan or failure to qualify, material misrepresentations by the Plan sponsor or investment manager or failure by these same parties to meet material obligations under the contracts, or other similar type of events.
The crediting rate is reset each calendar quarter based on data as of the last business day of the month prior to the end of the quarter, but not less than zero.
On December 30, 2014, the wrapper contracts were terminated and the funds were moved to the JP Morgan Stable Asset Income Fund.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

The tables below represent investment contracts as of December 31, 2014 and 2013:

	As of December 31, 2014
	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
(in thousands)

JPMorgan Liquidity Fund		$7,765	$—	$7,765
JPMorgan SAIF Fund	AA	15,856	(1)	15,855
Totals		$23,621	$(1)	$23,620

	As of December 31, 2013
	Major Credit Ratings	Investments at Fair Value	Adjustment to Contract Value	Investments at Contract Value
(in thousands)

JPMorgan Intermediate Bond Fund		$54,998	$—	$54,998
JPMorgan Liquidity Fund		1,581	—	1,581
JPMorgan SAIF Fund	AA	27,431	(1)	27,430
Wrapper -- State Street Bank	AA-	—	(95)	(95)
Wrapper -- TransAmerica	AA-	23	(118)	(95)
Totals		$84,033	$(214)	$83,819

The average yield based on actual earnings was 1.26 percent and 1.58 percent at December 31, 2014 and 2013, respectively. The average yield based on interest rate credited to participants was 1.26 percent and 1.72 percent at December 31, 2014 and 2013, respectively.
Benefit Payments
Benefit payments are recorded when paid.
Administrative Costs
Administrative expenses, including Trustee fees, recordkeeping expenses, investment advisory fees and audit fees, are paid by the Plan. Certain other administrative fees are paid by Avon. Each fund bears its own applicable expenses for investment management fees.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. Delinquent notes receivable from participants are reclassified as distributions based upon the terms of the Plan document.

Subsequent Events
The Plan has evaluated subsequent events through June 29, 2015, the date the financial statements were available to be issued.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

4.	Investments

The following investments represent five percent or more of the Plan’s net assets at December 31, 2014 and 2013:

(in thousands)	2014	2013

JPMorgan Fleming Stable Value Fund*	$23,620	$83,819
Northern Trust S&P 500 Index	34,827	79,612
T. Rowe Price Mid-Cap Fund	—	61,377
Avon Common Stock	24,752	58,313
American Century Growth Fund	—	43,032
American Funds European Growth Fund	—	41,510
PIMCO Total Return Fund	—	36,518
LifePath Index Retirement	43,763	—
LifePath Index Retirement 2020	47,428	—
LifePath Index Retirement 2025	53,790	—
LifePath Index Retirement 2030	48,877	—
LifePath Index Retirement 2035	41,328	—
LifePath Index Retirement 2040	25,321	—

*Values of this fund are stated at contract value
During the year ended December 31, 2014, the Plan's investments (including investments bought, sold, and held during the year) (depreciated) appreciated in value as follows:

(in thousands)	2014

Mutual funds	$6,698
Avon Common Stock	(23,682)
Common/collective trusts	11,404
Net depreciation in fair value of investments	$(5,580)

Assets Measured at Fair Value
The FASB ASC 820, Fair Value Measurements and Disclosures, provides the framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of fair value hierarchy under FASB ASC 820 are described as follows:
Level 1 - Quoted prices in active markets for identical assets or liabilities.
Level 2 - Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly.
Level 3 - Unobservable inputs based on the Plan Administrator’s assumptions.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs. The valuation methodologies described in Note 3 were used for assets measured at fair value.
The following tables present the fair value hierarchy for those assets measured at fair value on a recurring basis at December 31, 2014 and 2013:

(in thousands)	As of December 31, 2014
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock	$—	$24,752	$—	$24,752
Money Market Fund	—	77	—	77
Common/Collective Trusts	—	344,129	—	344,129
Mutual funds
Growth Funds	47,113	—	—	47,113
Core Funds	7,630	—	—	7,630
Value Funds	10,892	—	—	10,892
Fixed Income Funds	14,172	—	—	14,172
Totals	$79,807	$368,958	$—	$448,765

(in thousands)	As of December 31, 2013
	Level 1	Level 2	Level 3	Total
Assets:
Avon Common Stock	$—	$58,313	$—	$58,313
Money Market Fund	—	334	—	334
Northern Trust S&P 500 Index	—	79,612	—	79,612
JPMorgan Fleming Stable Value Fund	—	84,033	—	84,033
Mutual funds
Growth Funds	145,920	—	—	145,920
Core Funds	19,988	—	—	19,988
Value Funds	25,294	—	—	25,294
Fixed Income Funds	36,518	—	—	36,518
Target Date Funds	59,785	—	—	59,785
Totals	$287,505	$222,292	$—	$509,797

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

5.    Investments in Certain Entities that Calculate Net Asset Value per Share

The following tables present the Plan’s investments with a reported NAV at December 31, 2014 and 2013:

	As of December 31, 2014
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

(in thousands)

JPMorgan SAIF Fund	$15,856	—	Daily	30 Days
JPMorgan Liquidity Fund	7,765	—	Daily	1 Day
Northern Trust S&P 500 Index	34,827	—	Daily	1 Day
LifePath Index Retirement	43,763	—	Daily	1 Day
LifePath Index 2020	47,428	—	Daily	1 Day
LifePath Index 2025	53,790	—	Daily	1 Day
LifePath Index 2030	48,877	—	Daily	1 Day
LifePath Index 2035	41,328	—	Daily	1 Day
LifePath Index 2040	25,321	—	Daily	1 Day
LifePath Index 2045	17,250	—	Daily	1 Day
LifePath Index 2050	7,924	—	Daily	1 Day
Totals	$344,129	$—	Daily	1 Day

	As of December 31, 2013
	Fair Value	Unfunded Commitment	Redemption Frequency (If Currently Eligible)	Redemption Notice Period

(in thousands)

JPMorgan Intermediate Bond Fund	$54,998	—	Daily	1 Day
JPMorgan SAIF Fund	27,431	—	Daily	30 Days
JPMorgan Liquidity Fund	1,581	—	Daily	1 Day
Northern Trust S&P 500 Index	79,612	—	Daily	1 Day
Totals	$163,622	$—

JPMorgan Intermediate Bond Fund:
The objective of each individual fund is to earn a return that is consistent with its particular investment objectives and guidelines and risk parameters through investments. This fund was not part of the portfolios in 2014.

JPMorgan Stable Asset Income Fund:
The objective of this fund is to seek to provide capital preservation, liquidity, and current income at levels that are typically higher than those provided by money market funds. The fund invests in a highly diversified fixed income strategy by investing in other collective trust funds and a separate account which may include U.S. treasury and agency securities, mortgage backed securities, asset-backed securities, commercial mortgage-backed securities, private mortgages, corporate debt and

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

short-term investments. The fund also enters into investment contracts to provide benefit responsive wraps (“Wrap Contracts”).

JPMorgan Liquidity Fund:
The objective of this fund is to preserve principal, provide liquidity, generate current income and maintain a stable net asset value of $1.00 per Unit by investing in a portfolio of high quality, short-term investments. The underlying holdings in the cash funds are investment grade money market instruments including commercial paper, certificates of deposit, U.S. Treasury bills and other types of investment grade short-term debt securities. The cash funds are valued each business day and provide daily liquidity. Distributions from net investment income and securities gains (losses) are declared daily and paid monthly.

Northern Trust S&P 500 Index:
The primary objective of the fund is to approximate the risk and return characterized by the S&P 500 Index. This Index is commonly used to represent the large cap segment of the U.S. equity market. To achieve its objective, the fund employs a replication technique, which generally seeks to hold each index constituent in its proportional index weight. This fund may hold units of the NTGI-QM Collective Daily S&P 500 Index Fund - Non Lending. The fund may make limited use of futures and/or options for the purpose of maintaining equity exposure. This fund does not participate in securities lending.

LifePath Index Retirement (including 2020, 2025, 2030, 2035, 2040, 2045, and 2050):

The funds are managed with the objective of providing for retirement outcomes consistent with investor preferences throughout the savings and drawdown phase based on quantitatively measured risk that investors, on average, may be willing to accept. An investor’s time horizon marks the point when the investor plans to start marking net withdrawals from his or her investments. As a general rule, investors with a longer time horizon have a greater tolerance for risk than investors with a shorter time horizon. Long-term investors are more likely to accept a greater risk of short-term loss in exchange for the potential to achieve higher long-term returns. Each fund has a unique time horizon, which affects the targeted risk level of the fund and, in turn, its asset allocation. For example, the LifePath Index Retirement Fund is managed for investors seeking income and moderate long-term growth of capital. The LifePath Index 2020 Fund is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2020. The LifePath Index 2050 Fund, on the other hand, is managed for investors planning to retire (or begin to withdraw substantial portions of their investment) approximately in the year 2050.

6.	Plan Termination
Avon intends to continue the Plan indefinitely, but reserves the right to amend, suspend, or discontinue the Plan in whole, or in part (including reducing or eliminating the Avon matching contributions), at any time. Upon termination of the Plan, a participant would receive the full value of his or her share in the funds, including all employer contributions.
The operation of the Plan, including the obligation of the employer to make matching contributions, is expressly conditioned upon continued qualification of the Plan and any amendments under the Code, the continued deductibility under Section 404 of the Code of the employer’s contributions and upon continued exemption of the trust under Section 501(a) of the Code.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

7.	Tax Status

The Plan obtained its latest determination letter on October 23, 2013 for its January 2013 determination letter filing, in which the Internal Revenue Service ("IRS") stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The determination letter expires on January 31, 2018. The IRS did not require any amendments.
The Plan Administrator and the Plan’s tax counsel believe, to the best of their knowledge, that the Plan is being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2011.

8.	Related Party Transactions

Certain Plan assets are invested in shares of mutual funds and common/collective trusts that are managed by JPMorgan Chase Bank, the trustee of the Plan as defined by the Plan, and therefore, those transactions qualify as party-in-interest transactions. The Plan invests in Avon common stock which is exempt from the party-in-interest transaction prohibition of ERISA. Notes receivable from participants are also considered party-in-interest transactions.

9.	Litigation

On December 23, 2014, a purported class action, Poovathur v. Avon Products, Inc., et al., No. 14-CV-10083, was filed in the United States District Court for the Southern District of New York against the Company and certain present or former Company employees pursuant to the Employee Retirement Income Security Act ("ERISA"), 29 U.S.C. § 1132. The Poovathur complaint, which was amended on January 28, 2015, asserts claims under ERISA for alleged breach of fiduciary duty and failure to monitor on behalf of a purported class of participants in and beneficiaries of the Plan who invested in and/or held shares of the Avon Common Stock Fund between July 31, 2006 and January 1, 2015. On March 12, 2015, another purported class action, McCoy et al. v. Avon Products, Inc., et al., No. 15-CV-01828, was filed in the same court and designated as related to Poovathur. The McCoy complaint asserts similar causes of action under ERISA, and a claim for co-fiduciary liability, on behalf of participants in the Plan and on behalf of the Plan itself, from February 1, 2011 to the present. Plaintiffs in both actions seek, inter alia, certain monetary relief, damages, and declaratory, injunctive, and other equitable relief. On April 8, 2015, the Court consolidated the actions and recaptioned the consolidated case as In re 2014 Avon Products, Inc. ERISA Litigation, No. 14-CV-10083.  On May 8, 2015, plaintiffs filed a consolidated complaint, alleging two overlapping class periods of July 31, 2006 to May 1, 2014, and December 14, 2011 to the present.  The Plan is not named as a defendant in any of these actions.  On June 19, 2015, the Court set briefing schedules for defendants’ motion to dismiss the consolidated complaint and (to the extent the case is not resolved on the motion to dismiss) for plaintiffs’ motion for class certification.  The Court also set a February 29, 2016 deadline for the completion of fact discovery.

Avon Personal Savings Account Plan
Notes to Financial Statements
Year Ended December 31, 2014

10.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of the net assets at December 31, 2014 and 2013 and the net decrease in net assets available for benefits for the year ended December 31, 2014 per the financial statements to Form 5500:

(in thousands)	2014	2013

Net assets available for benefits at contract value per
the financial statements	$453,925	$515,732

Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	1	214

Net assets per Form 5500	$453,926	$515,946

Net decrease in net assets available for benefits per
the financial statements	$(61,807)

Adjustment of investment contracts to fair value	(213)

Net loss per Form 5500	$(62,020)

Avon Personal Savings Account Plan                        EIN 13-0544597
Schedule H, Line 4(i) - Schedule of Assets (Held at End of Year)        Plan# 003
December 31, 2014

(a)	(b) Identity of issuer, borrower,	(c) Description	(d) Cost	(e) Current
	lessor, or similar party	of investment		value

*	Avon Common Stock	Common stock	**	$24,751,582
	Money Market Fund	Money market	**	76,965
	Total Avon Common Stock Fund			24,828,547

	American Funds European Growth Fund	Mutual funds	**	18,899,316
	John Hancock III Disciplined Value Mid Cap	Mutual funds	**	2,580,320
	MET WEST TOT RTN BN	Mutual funds	**	14,172,011
	MFS Growth-R5	Mutual funds	**	8,495,498
	T. Rowe Price Equity Income Fund	Mutual funds	**	8,312,064
	T. Rowe Price Mid-Cap Fund	Mutual funds	**	19,718,278
*	JPMorgan Small Cap Equity	Mutual funds	**	7,629,797
	Total Mutual funds			79,807,284

*	JPMorgan SAIF Fund	Common/collective trust	**	15,856,366
*	JPMorgan Liquidity Fund	Common/collective trust	**	7,765,064
	Total JPMorgan Fleming Stable Value Fund			23,621,430

	LifePath Index Retirement	Common/collective trust	**	43,762,520
	LifePath Index 2020	Common/collective trust	**	47,427,666
	LifePath Index 2025	Common/collective trust	**	53,789,769
	LifePath Index 2030	Common/collective trust	**	48,877,038
	LifePath Index 2035	Common/collective trust	**	41,328,044
	LifePath Index 2040	Common/collective trust	**	25,321,365
	LifePath Index 2045	Common/collective trust	**	17,249,897
	LifePath Index 2050	Common/collective trust	**	7,924,450
	Northern Trust S&P 500 Index	Common/collective trust	**	34,827,195
	Total Common/collective trusts			320,507,944

*	Notes receivable from participants	Interest rates ranging from 4.25%
		to 9.25% with maturity dates from
		periods after December 31, 2014
		to November 15, 2024		5,161,364
	Total			$453,926,569

*Party-in-interest as defined by ERISA.
**Cost information is not required for participant-directed funds.
See Report of Independent Registered Public Accounting Firm.

SIGNATURES

The Plan.  Pursuant to the requirements of the Securities Exchange Act of 1934, trustees (or other persons who administer the Avon Personal Savings Account Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Avon Personal Savings Account Plan

(Name of Plan)

Date: June 29, 2015		/s/ Shalabh Gupta
Shalabh Gupta
Vice President & Treasurer